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SECURIAN FINANCIAL GROUP, INC.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                [Securian Logo]

April 27, 2010

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.                                                   VIA EDGAR
Washington, D.C. 20549

Attn: Michael Kosoff, Esq.

RE: POST-EFFECTIVE AMENDMENT FILING PURSUANT TO RULE 485(B)
    ADVANTUS SERIES FUND, INC.
    FILE NUMBERS: 2-96990 AND 811-4279

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-1A for Advantus Series Fund, Inc. (the "Registrant") is being filed electronically with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's EDGAR System. The amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933. In that regard, it is requested that the amendment be declared effective on April 30, 2010.

The Registrant currently has on file with the Commission a "narrative-only" post-effective amendment filed pursuant to Rule 485(a) on February 26, 2010, which has not yet been declared effective. Please note that the accompanying post-effective amendment does not designate a new effective date for the previously filed post-effective amendment.

The following comments on the previously filed post-effective amendment were received by telephone on April 12, 2010 from Mr. Michael Kosoff of the Commission's staff, and the current filing reflects the following changes in response to those comments (except as otherwise noted, all page references are to the prospectus included in the previous filing):

    1. If registrant intends to distribute a summary prospectus, please provide the staff with a copy of the draft legend required by Rule 498(b)(1)(v).

       RESPONSE: Registrant does not currently intend to distribute a summary prospectus.

    2. In the fee and expense table for each Portfolio, remove the footnotes that explain "acquired fund fees and expenses" where applicable. May only use footnotes required or permitted by Form N-1A.

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.

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Securities and Exchange Commission
April 27, 2010
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      RESPONSE: The footnotes have been removed.

    3. In the expense example for each Portfolio (e.g., see the top of page 2) please, (i) delete the second sentence in the paragraph preceding the expense example; and (ii) move the narrative that follows the example to the paragraph that precedes it and also shorten such narrative.

       RESPONSE: (i) The second sentence in the paragraph preceding the example for each Portfolio has been removed; and (ii) the narrative following the example for each Portfolio has been repositioned as the new third sentence in the paragraph preceding the example and has been revised to read as follows: "The example does not reflect the fees and expenses related to a variable life insurance policy, variable annuity contract or qualified plan that invests in the Portfolio."

    4. In the performance table for each Portfolio, (i) if updated investments results are available on the Fund's website, include a statement to that effect; (ii) move the "inception" column to the far right of the table;
       (iii) remove the footnotes to the table (may only use footnotes required or permitted by the Form), but captions within the table may be modified to reflect this information; and (iv) following the name of each benchmark index appearing in the table, include the following parenthetical: "(reflects no deduction for fees, expenses or taxes)."

       RESPONSE: (i) Updated investment results will not at present be available on the website; (ii) the "inception" column has been moved to the far right side of the table; (iii) the footnotes have been removed; and (iv) the requested parenthetical has been added following the name of each benchmark index.

    5. At the top of page 1, remove the narrative that precedes the Bond Portfolio Summary, as it is not permitted by the Form.

       RESPONSE: The narrative at the top of page 1 preceding the Bond Portfolio Summary has been deleted.

    6. The summary of principal risks for the Bond Portfolio (pages 2-3) includes short-term trading risk and sub-prime mortgage risk. Please either remove these as principal risks or include a discussion of these practices in the summary of principal investment strategies.

       RESPONSE: Sub-prime mortgage risk has been removed as a principal risk, but short-term trading risk has been retained. In addition, we have added a sentence to the end of the paragraph summarizing the Portfolio's principal investment strategies that reads "The

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Securities and Exchange Commission
April 27, 2010
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       Portfolio may also engage in frequent or short-term trading of securities."

    7. In the summary statement of the investment objective for the Index 500 Portfolio (page 10), please remove the second sentence (describing the S&P 500 Index), as it is not permitted by the Form.

       RESPONSE: The second sentence has been deleted from the summary statement of the investment objective for the Index 500 Portfolio.

    8. In the International Bond Portfolio's summary of principal investment strategies (page 15), please (i) remove the third sentence, regarding notice of a change in the Portfolio's 80% policy, that appears in the first paragraph, as this statement belongs in the Item 9 disclosures;
       (ii) when first discussing securities that are not investment grade, include a parenthetical that these instruments are sometimes called "junk;" and (iii) include disclosure in this section, and where appropriate throughout the registration statement, that a significant percentage of the Portfolio's assets will be invested outside the United States.

       RESPONSE: In the International Bond Portfolio's summary of principal investment strategies, (i) the sentence regarding notice of a change in the International Bond Portfolio's 80% policy has been removed from the first paragraph; (ii) the sentence in the first paragraph that currently states that the Portfolio may invest up to 25% of its total assets in bonds that are rated below investment grade, has been revised to include at the end thereof a parenthetical stating that these instruments are sometimes called "junk," and the same parenthetical has been added to a similar sentence in the second paragraph under the caption "Main Investment Strategies" on page 38; and (iii) the following sentence has been added to the second paragraph (in the prospectus included in the current filing) discussing principal investment strategies on page 15 and to the third paragraph (in the prospectus included in the current filing) under "Principal Investment Strategies" on page 38: "A significant percentage of the Portfolio's assets will be invested outside the United States."

    9. In the International Bond Portfolio's summary of principal risks, please
       (i) either remove portfolio turnover as a risk or include in the summary of principal investment strategies a disclosure to the effect that the Portfolio may engage in active trading; and (ii) include prepayment risk as a risk of investing in the Portfolio.

       RESPONSE: In the International Bond Portfolio's summary of principal risks, (i) we have removed portfolio turnover as a principal risk;
       (ii) we have not included prepayment risk, because the Portfolio does not currently invest in mortgages or mortgage-backed securities and the portfolio manager does not therefore consider this to be a principal risk;

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Securities and Exchange Commission
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       and (iii) we have also added portfolio risk as a principal risk.

    10.In the International Bond Portfolio's performance summary (page 18), please (i) describe the "secondary" comparative index in the narrative preceding the bar chart and table; and (ii) explain supplementally the appropriateness of using "government" bond indices for comparing performance of this Portfolio, as opposed to a general bond index (the staff will not judge the Fund's determination but wants to know that there is a basis for that determination).

       RESPONSE: In the International Bond Portfolio's performance summary,
       (i) the first sentence in the narrative preceding the bar chart and table has been revised to read "The following bar chart and table provide some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performance from year to year and how the Portfolio's average annual returns over time compare to the returns of a broad based index and a related secondary index;" and (ii) the Fund believes that it is appropriate to use "government" bond indices, as opposed to general bond indices, for comparing performance of this Portfolio because the Portfolio currently invests a substantial majority of its assets in sovereign or other government credits, and because in many emerging markets there are few if any non-government credits available.

    11.In the Money Market Portfolio's fee and expense table (page 20), please remove the footnote regarding the Net Investment Income Maintenance Agreement and include this as part of the Item 10 disclosures, unless this waiver arrangement is of the type permitted by the Form's instructions for the fee and expense table. If registrant believes the waiver arrangement is of the type permitted by the Form to be disclosed in the fee and expense table, restate the disclosure to match the Form's requirements and substantially shorten the footnote.

       RESPONSE: In the Money Market Portfolio's fee and expense table, the footnote relating to the Net Investment income Maintenance Agreement has been removed. A paragraph containing comparable information about the Net Investment Income Maintenance Agreement has been included as part of the Item 10 disclosures under the heading "Advisory Fees" on page 57 of the prospectus included in the current filing.

    12.In the Money Market summary of principal investment strategies (page
       21), please include a statement that the Portfolio intends to maintain a $1.00 NAV.

       RESPONSE: A sentence reading "The Money Market Portfolio intends to maintain a one dollar ($1.00) net asset value per share" has been added to the Money Market Portfolio's summary of principal investment strategies.

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Securities and Exchange Commission
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    13.In the Money Market Portfolio's performance summary (page 22), please remove the reference to a comparison to a broad based index in the narrative preceding the bar chart and table, as the Money Market Portfolio's average annual returns are not being compared to an index.

       RESPONSE: The reference to a comparison to a broad based index has been removed from the narrative preceding the Money Market Portfolio's performance chart and table.

    14.The summary of principal risks for the Mortgage Securities Portfolio
       (pages 25-26) includes short-term trading risk and sub-prime mortgage risk. Please either remove these as principal risks or include a discussion of these practices in the summary of principal investment strategies.

       RESPONSE: Sub-prime mortgage risk has been removed as a principal risk, but short-term trading risk has been retained. In addition, we have added a sentence to the end of the paragraph summarizing the Portfolio's principal investment strategies that reads "The Portfolio may also engage in frequent or short-term trading of securities."

    15.Given the Real Estate Securities Portfolio's summary of principal investment strategies, please include in the summary of principal risks the following risks: (i) liquidity risk, (ii) credit risk, and
       (iii) interest rate risk.

       RESPONSE: Liquidity risk, credit risk and interest rate risk have been added to the Real Estate Securities Portfolio's summary of principal risks.

    16.In the paragraph under the caption "Purchase and Sale of Fund Shares" on page 32, please remove both the second sentence and the last sentence of such paragraph, as they are not permitted by the Form.

       RESPONSE: Both the second sentence and the last sentence of the paragraph under the caption "Purchase and Sale of Fund Shares" have been removed from such paragraph.

    17.Please revise the Item 9 disclosures for each Portfolio under the heading "Detailed Portfolio Information" (pages 33-49) to make it clear which strategies and which risks are principal and which are more ancillary.

       RESPONSE: The Item 9 disclosures for each Portfolio have been revised to make it clear which strategies and which risks are principal and which are more ancillary. This has been accomplished by adding subheadings reading "Principal Investment Strategies;" "Other Investment Strategies;" "Principal Risks;" and "Other Risks" in each discussion, and, where appropriate, relocating text to place it in the proper category. In each case, the discussion of principal investment strategies and principal risks is aligned with the

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Securities and Exchange Commission
April 27, 2010
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       comparable discussion in the summary portion of the prospectus.

    18.Although the staff is not requiring this, please consider revising certain Item 9 disclosures under the heading "Detailed Portfolio Information" for consistency across Portfolios (i.e., the discussion of the International Bond Portfolio includes detailed risk information, whereas other Portfolios place most of their detailed risk disclosures in the following section ("Defining Risks," pages 50-55).

       RESPONSE: Because the International Bond Portfolio is sub-advised by Franklin Advisers, Inc. ("Franklin") and patterns its disclosures to match those of a comparable fund also managed by Franklin (the Templeton Global Bond Fund), we have decided to retain the current Item 9 principal risk disclosures for the International Bond Portfolio. The changes made in response to comment 17 above, however, do result in greater overall consistency across Portfolios.

    19.With respect to the discussion of "Exchanging Shares" on page 61, please confirm supplementally that this disclosure is appropriate as exchanges are handled at the product level and are not limited to the share classes offered by the Fund.

       RESPONSE: The Fund hereby confirms that the disclosures regarding "Exchanging Shares" on page 61 are appropriate as exchanges are handled at the product level and are not limited to the share classes offered by the Fund.

    20.Include the required "Tandy" representations (i.e., the Fund will not use the SEC's comment process as a defense in any securities litigation against the Fund) in the Fund's response to the staff's comments.

       RESPONSE: The required Tandy representations are included below.

In connection with the Money Market Portfolio, the current filing also includes changes to reflect the Portfolio's compliance with amended Rule 2a-7. The Commission has stated that it would not object if a fund were to amend its registration statement pursuant to Rule 485(b) to reflect such compliance (see Release No. IC-29132).

The post-effective amendment further reflects the updating of financial data contained in the Registration Statement and miscellaneous other non-material changes deemed appropriate by the Registrant.

The accompanying post-effective amendment is being filed pursuant to paragraph
(b) of Rule 485, and the Registrant has certified that its amendment meets all of the requirements for effectiveness pursuant to that paragraph. In addition, and pursuant to paragraph (b)(4) of Rule 485, I hereby represent, as counsel responsible for preparation of the post-effective amendment,

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Securities and Exchange Commission
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that, apart from changes made in response to staff comments described above and to comply with amended Rule 2a-7, the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, the Fund hereby acknowledges that:

    1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

    2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

    3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding this filing may be directed to the undersigned at
(651) 665-4872.

Sincerely,

/s/Eric J. Bentley
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Eric J. Bentley
Assistant General Counsel

EJB:pjh

Enclosures

cc: Michael J. Radmer, Esq.
    Dorsey & Whitney LLP